UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM SD
Specialized Disclosure Report

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THE SOUTHERN COMPANY
(Exact name of registrant as specified in its charter)

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Delaware	1-3526	58-0690070
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

30 Ivan Allen Jr. Blvd., N.W. Atlanta, Georgia (Address of principal executive offices)		30308 (Zip code)

Art P. Beattie
Executive Vice President and Chief Financial Officer
(404) 506-5000
(Name and telephone number, including area code, of the person to contact in connection with this report)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Item 1.01  Conflict Minerals Disclosure and Report

In filing this Form SD, The Southern Company, a Delaware corporation (together with its subsidiaries, the “Company” or “Southern Company” or “we” or “us” or “our”) is relying on the “Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule” issued on April 7, 2017, by the Division of Corporation Finance of the Securities and Exchange Commission (the “2017 SEC Statement”). As permitted by the 2017 SEC Statement, Southern Company is providing disclosure in this Form SD under the provisions of paragraphs (a) and (b) of this Item 1.01 but is not filing a Conflict Minerals Report or providing other disclosures under the provisions of paragraph (c) of this Item 1.01.

Conflict Minerals Disclosure

This Form SD of Southern Company is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), for the reporting period January 1, 2017 to December 31, 2017 (the “Reporting Period”).

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified by Rule 13p-1 are necessary to the functionality or production of those products. The specified minerals are columbite-tantalite (coltan), cassiterite, gold, and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten (the “Conflict Minerals”). The “Covered Countries” for the purposes of Rule 13p-1 and this Form SD are the Democratic Republic of the Congo and countries that share an internationally recognized border with it, which are the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola.

After conducting a good faith evaluation of our operations and products during the Reporting Period, Southern Company determined that PowerSecure, Inc., a Delaware corporation (“PowerSecure”), is the only Southern Company business unit that manufactures or contracts to manufacture certain products within the meaning of Rule 13p-1 described below and referred to herein as “Covered Products.” Southern Company has designed and conducted a good faith reasonable country of origin inquiry (“RCOI”) to determine whether, during the Reporting Period, any necessary Conflict Minerals in the Covered Products of PowerSecure may have originated in a Covered Country and may not have come from recycled or scrap sources.

All references in this Form SD to our suppliers, supply chain, RCOI, and similar matters refer to the Covered Products of PowerSecure.

Company Overview

Southern Company is the parent company of four traditional electric operating companies, Southern Power Company, Southern Company Gas, PowerSecure, and other direct and indirect subsidiaries. The traditional electric operating companies - Alabama Power Company, Georgia Power Company, Gulf Power Company, and Mississippi Power Company - are vertically integrated utilities providing electric service in four Southeastern states. Southern Power Company develops, constructs, acquires, owns, and manages generation assets, including renewable energy projects, and sells electricity at market-based rates in the wholesale market. Southern Company Gas is an energy services holding company whose primary business is the distribution of natural gas through natural gas distribution utilities in seven states and is involved in several other complementary businesses including gas marketing services, wholesale gas services, and gas midstream operations.

PowerSecure is a provider of products and services in the areas of distributed energy infrastructure, energy efficiency, and utility infrastructure.

Conflict Minerals Policy Statement

PowerSecure has adopted a Conflict Minerals Policy Statement with respect to Conflict Minerals. As stated in the Policy Statement, while PowerSecure does not source any Conflict Minerals from any of the Covered Countries directly, such Conflict Materials may exist in certain of the products, materials, and components that PowerSecure sources from its suppliers. PowerSecure is committed to working with its suppliers to responsibly source the materials and components that are used in its products.

To facilitate compliance with Rule 13p-1, suppliers of materials relating to products that PowerSecure manufacturers or contracts to manufacture are required to respond to information requests regarding the uses and sources of Conflict Minerals from the Covered Countries, including information about Conflict Minerals that are recycled or scrapped.

In addition, the following is required of PowerSecure’s suppliers:

•	To assist in compliance with the Securities and Exchange Commission rules and regulations relating to Conflict Minerals and to provide all necessary representations, declarations, or certifications;

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To undertake reasonable diligence within their supply chain to determine the source and chain of custody of their Conflict Minerals, including developing policies and systems to avoid the use of Conflict Minerals from the Covered Countries; and

•	To pass these requirements along to their suppliers though the supply chain and require them to do the same.

We evaluate PowerSecure’s relationships with its suppliers on an ongoing basis to ensure continued compliance with this Policy Statement. We reserve the right to request additional documentation from PowerSecure’s suppliers regarding the source of any Conflict Minerals included in PowerSecure’s products.

The full text of the Conflict Minerals Policy Statement is available to the public on PowerSecure’s website at www.powersecure.com. The contents of any website referred to in this Form SD are included for general information only and are not incorporated by reference in this Form SD.

Covered Products

Certain of PowerSecure’s operations manufacture, or contract to manufacture, products for which Conflict Minerals are necessary to the functionality or production of those products. These Covered Products, which may have contained Conflict Minerals during the Reporting Period, are set forth in the following table:

PowerSecure Business Unit	Associated Products that May Contain Conflict Minerals	Product Description
Distributed Energy Infrastructure	Interactive Distributed Generation Power Systems	Onsite power systems that provide backup power and load management
	NexGear Switchgear Systems	Advanced switchgear and electronic control systems
	Mission Critical Infrastructure Services and Materials	Data center electrical and construction services and materials

Energy Storage	Energy Storage Systems	Battery storage systems and controls

LED Lighting	EfficientLights LED Lights	LED lighting products for grocery retailers
	EnergyLite LED Lights	LED lighting products for utilities and commercial and industrial customers
	Solais LED Lights	LED lighting products for retailers

Supply Chain Description

Although some of PowerSecure’s products are Covered Products that contain Conflict Minerals, PowerSecure does not purchase unrefined Conflict Minerals from their original sources. PowerSecure’s supply chain is complex, with many parties between the original sources of the Conflict Minerals and PowerSecure. PowerSecure purchases materials used in its products from a large network of suppliers, and some of those materials contribute necessary Conflict Minerals to its products. PowerSecure’s direct suppliers (and, in turn, their suppliers) are responsible for the procurement of most of the raw materials used in the Covered Products. Certain materials purchased by PowerSecure’s direct suppliers may come directly or indirectly from processing facilities. The origin of Conflict Minerals cannot be determined with certainty once the ores are refined and converted to Conflict Minerals. Because PowerSecure does not purchase any materials directly from their original sources or processing facilities, we must necessarily rely on the information provided by PowerSecure’s suppliers for the Conflict Minerals contained in the materials they supply to PowerSecure to conduct the RCOI.

Reasonable Country of Origin Inquiry (RCOI)

We conducted a good faith RCOI regarding the necessary Conflict Minerals in the Covered Products. The RCOI was designed to determine whether any of those Conflict Minerals originated in the Covered Countries or were from recycled or scrap sources. The RCOI was based largely on the internationally recognized due diligence framework in the Organisation for Economic Co-operation and Development (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition (2016), and the related supplements on tin, tantalum, tungsten, and gold (collectively, the “OECD Guidance”), specifically as it relates to PowerSecure’s position in the Conflict Minerals supply chain as a “downstream” company.

The RCOI was led by a cross-functional team that included business, financial and accounting leaders in our organization working with external conflict minerals consultants and external legal counsel. The RCOI process included reviewing internal data bases regarding product composition and raw materials purchases and was focused on conducting a supply chain survey with direct suppliers of the parts, products, equipment, components, and other materials that potentially contained Conflict Minerals incorporated into the Covered Products during the Reporting Period (“in-scope suppliers”) using the Conflict Minerals Reporting Template (the “CMRT”) developed by the Responsible Minerals Initiative (the “RMI,” formerly known as the Conflict-Free Sourcing Initiative). The RMI is an initiative established by members of the Responsible Business Alliance and the Global e-Sustainability Initiative. Utilizing the CMRT, a supply chain survey of in-scope suppliers was conducted that requested information and confirmations related to whether any Conflict Minerals were present in the parts and materials supplied to PowerSecure and, if so, the countries of origin of those Conflict Minerals supplied or whether such Conflict Minerals were sourced from recycled or scrap materials.

For the in-scope suppliers that responded and provided smelter or refiner data, we compared the smelters and refineries identified as potential sources of Conflict Minerals in the supply chain for PowerSecure’s Covered Products during the Reporting Period to the list of facilities that have been determined to be conflict-free by the Responsible Minerals Assurance Process (the “RMAP,” formerly known as the Conflict-Free Smelter program), conducted by the RMI. The RMAP uses an independent third-party audit of smelter and refiner management systems and sourcing practices to validate conformance with RMAP protocols and current global standards to verify smelters and refiners that do not directly or indirectly finance or benefit armed groups in the Covered Countries, and thus are RMAP “conformant.” However, not all smelters and refiners identified by PowerSecure’s in-scope suppliers participate in the RMAP or, of those that are participating, not all have completed the audit process. Thus, we are unable to determine the conflict-free status of all of the smelters and refiners identified in our surveys.

This supplier communication process utilizing the CMRT included reaching out to all of the PowerSecure in-scope suppliers and engaging in an escalation process with in-scope suppliers who were non-responsive to either the survey or our requests for information or that provided incomplete or unclear responses. Further communications and engagement steps were taken with certain in-scope suppliers, seeking information about their own due diligence efforts, to ensure that the responses provided in response to the supply chain survey regarding Conflict Minerals were understood and accurate. However, many of the responding in-scope suppliers utilized multiple sources for the same Conflict Mineral and thus were unable to identify specifically which of those multiple sources were utilized with respect to the particular Conflict Mineral actually supplied to PowerSecure.

Due Diligence

We also conducted due diligence on the source and chain of custody of the necessary Conflict Minerals used in the Covered Products. These due diligence measures on the source and chain of custody of the Conflict Minerals in the Covered Products were designed to be in conformity, in all material respects, with the OECD Guidance. There was considerable overlap between the RCOI and this due diligence process.

Results and Determination

Because PowerSecure is a downstream company in connection with its purchases of products that contain Conflict Minerals, the good faith RCOI, as well as the due diligence process to a large extent, were necessarily based on the data provided by the in-scope suppliers, and dependent upon those in-

scope suppliers seeking and obtaining similar information within their supply chains to identify the original sources of the necessary Conflict Minerals supplied to PowerSecure in the Covered Products. However, while a majority of the in-scope suppliers responded to us, not all responded despite our repeated attempts to reach them, and some of the responding in-scope suppliers provided incomplete data or failed to provide any smelter or refiner data. Moreover, many of the responding in-scope suppliers provided data at a company level rather than a product level, so we were unable to determine with certainty that the Conflict Minerals reported by these in-scope suppliers were contained in the parts, products, equipment, components, and other materials actually supplied to PowerSecure during the Reporting Period.

As a result, based on the good faith RCOI and due diligence process described herein, we were unable to obtain and do not have sufficiently complete and accurate information to conclusively identify the countries of origin of all the necessary Conflict Minerals used in the Covered Products during the Reporting Period. Accordingly, after conducting the good faith RCOI and the due diligence, we are unable to determine whether any of the necessary Conflict Minerals used in the Covered Products during the Reporting Period originated in any of the Covered Countries and, if so, whether or not the Conflict Minerals were from recycled or scrap sources or from other conflict-free sources.

A copy of this Form SD is publicly available in the Investors section of Southern Company’s website at investor.southerncompany.com. References herein to Southern Company’s website are for information only and are not incorporated herein by reference.

Item 1.02  Exhibit

Not required under the 2017 SEC Statement.

Section 2  -  Exhibits

Item 2.01  Exhibits

Not required under the 2017 SEC Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE SOUTHERN COMPANY
By:	/s/Art P. Beattie	Date: May 31, 2018
Art P. Beattie
Executive Vice President and Chief Financial Officer